

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2017

Art P. Beattie
Executive Vice President and Chief Financial Officer
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501

      Re: **Mississippi Power Company**
              Registration Statement on Form S-3
              Filed August 3, 2017
              File No. 333-219651

Dear Mr. Beattie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

                    Sincerely,

                    /s/ Lisa M. Kohl for

                    Mara L. Ransom
                    Assistant Director
                    Office of Consumer Products